UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
Schering AG
(Name of Subject Company (Issuer))
Merck Vierte Allgemeine Beteiligungsgesellschaft mbH
Merck KGaA
E. Merck oHG
(Names of Filing Persons (Offerors))
Ordinary Shares, no par value
(Title of Class of Securities)
DE0007172009
(ISIN Number of Class of Securities)
American Depositary Shares
(Title of Class of Securities)
806585204
(CUSIP Number of Class of Securities)
Dr. Tilman Schmidt-Lorenz
Merck KGaA
Frankfurter Strasse 250
64293 Darmstadt
Germany
Tel:+49 (0) 6151 720
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
     (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation* Not applicable	Amount of filing fee Not applicable

*Set forth the amount on which the filing fee is calculated and state how it was determined.
☐	Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑ third-party tender offer subject to Rule 14d-l.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Exhibit List	Description

99.1	Letter from Merck KGaA to Schering AG employees, published March 14, 2006.